Exhibit 99.3

Filed by: ThermoGenesis Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ThermoGenesis Corp.
Commission File No.: 000-16375
White Paper: Novel Cellular Therapeutic Combined with Unique Devices October 13, 2013 Interventional Therapy Released at the AABB Annual Conference TotipotentRX Corporation © 2013 www.Totipo tentrx.com CLINICAL CASE REPORT : SAFETY STUDY OF AUTOLOGOUS BONE MARROW CONCENTRATE ENRICHED IN PROGENITOR CELLS (BMCEPC) AS AN ADJUVANT, IN THE TREATMENT OF ACUTE MYOCARDIAL INFARCTION Vinay Sanghi1,2, Venkatesh Ponemone3, Sheila Kar4, Mona Bhatia1, Dalip Sethi5, Kenneth L. Harris5, Upendra Kaul1 and Ashok Seth1 1 Fortis Escorts Heart Institute, New Delhi ; 2 Fortis Hospital Shalimar Bagh, New Delhi; 3 TotipotentRX Centre for Cellular Medicine, Fortis Memorial Research Institute, New Delhi, 4 Cedars Sinai Medical Center, Los Angeles and University of California, Los Angeles; 5 TotipotentRX Corporation, Los Angeles ——————————  —————————— Abstract — Despite advances in revascularization techniques, acute myocardial infarction (AMI) still carries significant morbidity and mortality. Over the past decade, the use of regenerative medicine methodologies, and specifically bone marrow derived progenitor cell therapy has been tested in more than 35 Phase I and Phase II clinical studies demonstrating overall safety and measurable clinical benefit 12-61 months post treatment as evaluated by improvement of the Left Ventricular Ejection Fraction (LVEF) and changes in infarct size post AMI. Recent meta-analysis on the subject highlighted several important parameters that include timing of the stem cell therapy post AMI, the cell dose, and the baseline of the LVEF on enrollment. We further postulate that the methodogies and timing for cell handling and delivery including the specific devices are essential for clinical efficacy. Addressing this we have developed a rapid – 60 to 90 minute process and integrated system which is carried out in the heart catheter lab, using a combination product (U.S.Food and Drug broadly defined as the combination of co-labeled optimized “cell friendly” devices, effective cell/biological formulation and dose) for harvesting, processing, verifying, and delivery of an autologous dose of bone marrow progenitor/stem cells via the intracoronary artery proximal to the infarct myocardial region. The methodology has been demonstrated safe for autologous in vivo use and presented in our groups’ previous abstracts,1-3 and most recently used in a Phase Ib critical limb ischemia trial of 17 subjects (NCT01472289) (manuscript under preparation). This is the first case study prior to beginning the AMIRST trial [Acute Myocardial Infarction Rapid Stem cell Therapy], specific to our proprietary combination product kit for acute myocardial infarction, and was completed under the Independent Ethics Committee and Institutional Committee for Stem Cell Research and Therapy approval (TIEC/2011/32/02) for process and safety endpoints post treatment. Index Terms— Acute myocardial infarction, AMIRST clinical trial, cellular therapy, intracoronary cell delivery, point-of-care, STEMI ——————————  —————————— 1 CASE PRESENTATION 43 year old male, non-diabetic, normo-tensive, nonobese, smoker presented with a history of two hours of chest pain and symptomatic of an AMI into the emergency department. On admission, a 2 mm ST segment elevation in the anterior leads was observed, and AMI was further confirmed with biochemical blood tests. The patient’s Left Ventricular Ejection Fraction, LVEF, was estimated to be around 35% by bedside 2D ECHO. Primary percutaneous coronary intervention (PCI) was performed using a routine technique, and a single drug-eluting stent was deployed in the proximal LAD with TIMI-3 grade flow results. Post-PCI, the patient’s LVEF remained <40% at the 120 hour time-point as measured by multigated acquisition (MuGA) and ECHO, which met our inclusion criteria and is predictive of a higher than acceptable one year mortality rate. LVEF is one of the key indications of mortality rates post MI with a reduced LVEF being a risk factor for both sudden and non-sudden death, with the odds ratio for 1-year mortality after MI at 9.48 for patients with LVEF ≤ 30% compared with patients with LVEF > 50%, 2.94 for patients with LVEF 30–40%, whereas the risk was not significantly increased in patients with LVEF 40–50%. The patient was advised that he met the inclusion criteria for the AMIRST clinical trial program using his own (autologous) bone marrow stem cells. The clinical trial is registered with clinicaltrials.gov (NCT01536106) and is approved by the Institutional Ethics Committee (IEC) (IEC Approval # TIEC/2011/32/02) and Institutional Committee for Stem Cell Research (IC-SCRT). The Patient, Primary Investigator and Clinical Investigator concurred, and consent was obtained. On the sixth day post PTCA/stent implant, the patient was A

September-2013

transferred to the heart catheterization laboratory, and the AMIRST (Acute Myocardial Infarction Rapid Stem cell Therapy) protocol was completed. The entire procedure was completed within 90 minutes, taking 30 minutes longer than anticipated as the vascular surgeon trained for collecting the bone marrow was delayed. As a preliminary safety study prior to full subject enrollement, the patient was followed up for 24 months, and evaluated with standard diagnostic metrics. No major adverse cardiac events (MACE) including rehospitalisation were reported, demonstrating the safety of this adjuvant treatment. The patients' LVEF improved from 35% (Day 0) at the time of the AMIRST treatment to 60.3% following 24-months post-AMIRST intervention. It is noted that although the authors believe cardiac MRI is now the gold standard for measuring LVEF; in this study we used MuGA as the enrollment measurement technique. Caution should be taken in comparing MuGA and MRI LVEF results; however the enrollment LVEF was confirmed via a secondary method i.e. ECHO and the 3-month and 24-months LVEF results were confirmed by the same radiology team.

2 INTRODUCTION

2.1 Background

Cardiovascular disease (CVD) is the number one cause of morbidity and mortality worldwide. An estimated 17.3 million people died from CVDs in 2008, representing 30% of all global deaths.[4] Of these deaths, an estimated 7.3 million were due to coronary heart disease and 6.2 million were due to stroke.[5] More remarkably, low- and middle-income countries are disproportionally affected, driving the need for regenerative therapies in lieu of chronic drug treatment regimens. Regenerative therapies must be offered in formats eliminating the need for high cost GMP laboratory infrastructure or extensive multi-hour usage of vascular catheter labs. Over 80% of CVD deaths take place in low- and middle-income countries and occur almost equally in men and women.[4] In the progression of CVDs, plaque lesions develop in arteries that result in the narrowing of vessels, and in severe cases they break open and create a blockage of blood flow (ischemia) to vital parts of the heart. Such ischemia may be reversed if treated within a short period of time by reperfusion therapy, and further prevention of devastating remodeling is hypothesized by the infusion of adult tissue derived stem/progenitor cells. Despite significant advances in medical therapy and revascularization strategies, the prognosis of certain patients with acute myocardial infarction (AMI) remains dismal without the introduction of early biological repair intervention.

Along with reperfusion, adjuvant progenitor cell therapy has been shown to be potentially efficacious in the repair and regeneration of damaged heart tissue. These potent progenitor cells can be isolated from different sources within the adult human body. Specifically, the current cardiac regenerative field is experiencing diverse adult stem/progenitor cell clinical trials at different stages of clinical development including bone marrow-derived mononuclear cells (BMMNCs),[6-8] mesenchymal stem cells (MSCs),[9] adipose tissue-derived stem cells,[10] and cardiac-derived expanded stem cells.[11] Of the above mentioned cellular populations, bone marrow-derived mononuclear cells have received greater scientific and translational attention. MSCs, although easily expanded in a laboratory setting and creating the ideal off-the-shelf cellular product, can generate local immune responses and disturb homeostasis within a tissue environment by releasing inflammatory mediators.[12] Autologous BMMNCs not only circumvent the ethical and legal issues related to embryonic stem cells, but also overcome the risk of transmitting diseases and immune rejection. In last 12 years, autologous BMMNC has been extensively studied for cardiac repair and regeneration in a number of randomized controlled trials (RCTs). More than 1300 subjects have been investigated in these studies, and there is a clear evidence for safety of this therapy, however, its efficacy is still debated because of inconsistent results reported in the literature.

2.2 Method: BMCePC Adjuvant Therapy

Upon written consent, and within our maximum window of 10 days post MI, the patient was taken to the heart catheterization laboratory (operating room suite) on Day 6 post-PCI, mildly to moderately sedated using 0.2 mcg/kg of Fentanyl, and 120 mL of bone marrow was aspirated from the patient's iliac crest using an 11-gauge Jamshidi needle optimized for cell harvest. Careful bone marrow aspiration technique was employed to reduce peripheral blood contamination in the aspirate. Following the aspiration, the bone marrow was processed employing our proprietary point-of-care technology platform to produce bone marrow concentrate enriched in progenitor cells (BMCePC). The cellular product contained a total of 3.54×10^8 BMMNCs. A guide-wire was introduced into the femoral artery followed by a double lumen ultra-low profile PTA intracoronary catheter, and the patient had four separate induced ischemia/progenitor cell infusions using the "stop-flow" technique before the entire optimal dose of nucleated cells was distally delivered to the stent in the LAD. The complete process was accomplished in 90 minutes at patient's bedside. The patient's hematological and biochemical parameters are listed in Table 2. There were no adverse events (AE) or serious adverse events (SAE) reported during the procedure. The patient remained hospitalized for telemetry an additional 24 hours post cell transplant, and released with standard cardiac therapeutics as listed in Table 3.

TABLE 1
Optimized Combination Product

Critical Steps	Proprietary Technology	Quality Assurance
Stem Cell Harvest	Device + Anti-coagulant	Stem Cell Effectiveness
Rapid Cell Dose Analyzer	Device + Regeants	Therapeutic Dose
Stem Cell Therapy Prep	Smart Device + Algorithm + Bagset	Therapeutic Dose
Cell Optimized IC Catheter	Smart Device	Safety & Cell Quality

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2.3 Patient Follow-Up

The patient was scheduled for follow-up on 1, 2, 3, 6, 12 and 24 months to assess the primary endpoints of safety and the secondary endpoints of efficacy that includes LVEF, MACE, cardiac remodeling and quality of life assessments. The 12-month follow-up could not be completed due to non-availability of patient, but all other follow-up points were completed. No Major Adverse Cardiac Events (MACE) or re-hospitalisation events were reported. The patient continued to follow a normal life, after 2 weeks post the AMIRST procedure. At the 1-month follow-up, HOLTER monitoring was performed for 23 hours and 6 minutes. No ventricular ectopics were observed, and the heart variability was normal. The slowest episode of bradycardia (HR 53 bpm, 1 min 13 sec) was observed at midnight and the fastest episode of tachycardia (HR 141 bpm, 1 min 2 sec) was observed in the afternoon. Cardiac imaging was performed at each follow-up. The cardiac chambers appeared normal with no signs of pericardial effusion.

Overall, the study demonstrated safety of our bone marrow aspiration, processing and infusion methodology in an acute low LVEF infarct patient post PTCA. Figure 1 shows cardiac MR images obtained 3- and 24-months post-BMCePC infusion. At the 24-month follow-up, the cardiac MR findings were summarized as "Basal and mid-cavity anterior and anteroseptal and apical anterior and septal and apex myocardial post contrast sub-endocardial < 25% to 50% with a focal spec of 75% transmural hyperenhancement, consistent with ischemic infarction."

The pre-BMCePC infusion cardiac MR imaging was performed on a different instrument than the 3- and 24-months post-BMCePC infusion. Therefore, an absolute quantitative equivalency measurement of LVEF between the pre-treatment and 3-months post treatment should be evaluated cautiously. Also, the MuGA and ECHO scan results have a level of user-dependency, and each result should be cautiously interpreted.[13,14] Nevertheless, a considerable improvement in the LVEF has been noted over the study period and between 3-months and 24-months follow-up, post BMCePC infusion, the LVEF futher improved from 55.4% to 60.3% as shown in Table 4. This degree of improvement is considered atypical for a patient having suffered an ST elevated myocardial infarction with an ejection fraction below 40% post reperfusion (stenting). The cardiac output (volumetrics) also showed an improvement from 2.7 l/min to 3.4 l/min over the same period, and is a secondary endpoint. No reduction in scar size was observed with a heart mass of 115.5 gms and a scar mass of 11.5 gms (approximately 11%)

TABLE 2

Clinical Laboratory Values Pre and Post BMCePC Therapy

	Pre BMCePC Infusion Day -2	Post BMCePC Infusion Day 0
Hemaglobin (g/dL)	13.5	13.8
RBC Count (x10(6)/uL)	4.84	4.92
Platelet Count (x10(3)/mL)	110	120
Creatinine, Serum (mg/dL)	0.8	0.9
Urea Nitrogen (mg/dL)	13	12
Creatine Kinase, Serum	106	188
N-Terminal pro-B Type Natriuretic Peptide (pg/mL)	731.3	----

TABLE 3

Medications Prescribed on Discharge post BMCePC Therapy

Drug	Dose	Frequency	Drug Class
Ecosprin	150mg	Oral, Once Daily	Anti-platelet
Deplatt	75mg	Oral, Twice Daily	Anti-platelet
Rosuvas	20mg	Oral, Once Daily	Statin
Pantacid	40mg	Oral, Once Daily	Dyspepsia

TABLE 4

Time Endpoints : Left Ventricular Ejection Fraction (LVEF) Values and Safety

Measurement Time	Method	Value	MACE
Time 0 Days	2D Echo	36%	N/A
Time 6 Days	MuGA	<40%	N/A
Time 7 Days	IC Angiogram	<40%	None
Time 3 Months F/U	cMRI	55.30%	None
Time 24 Months F/U	cMRI	60.30%	None

3 Discussion and Variable Controls

The adult human body posses the potential to repair damaged cardiac tissue, and in the last decade considerable attempts have been made to harness this intrinsic regenerative capability. Adult human bone marrow represents the richest source of multi-potency progenitor cells. These progenitor cells can be harvested, processed/expanded and applied to regenerative applications. Despite obtaining excellent results in lab animal studies, human clinical results have remained underwhelming in the prior studies. The review of current and past literature, recent meta-analysis and reviews, all revealed critical stepwise procedural, instrumentation, and chemical/biological variables that should have been controlled and measured inorder to ensure proper cardiac repair and regeneration in everyday interventional cardiology settings. Simply assuming specific cell types demonstrated in a lab model are ready for clinical trial, and expectations that such biology alone is predictable and reproducible equates to the pharmaceutical industry completely skipping the quality demands and parameters of statistical process control in manufacturing.

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Figure 1: Images (A) and (C) show one section of the cardiac MR stacking used to calculate the myocardial volume at the 3- and 24-months exam post-BMCePC infusion, respectively. Images (B) and (D) represent the LV transmurality index at 3- and 24-months post-BMCePC infusion, respectively

The regenerative potential of bone marrow derived cellular products is highly influenced by the handling, aspiration, processing, and re-delivery techniques as well as the chemistry, biology and timing of the cellular product intervention. It has been extensively reported and is well understood that the chemokine receptor-4 (CXCR4)/stromal cell-derived factor-1 (SDF-1) axis plays a crucial role in homing to and engraftment of progenitor cells to the heart after myocardial infarction (MI).[15,16] Within minutes following a myocardial infarction, the cardiac tissue turns hypoxic leading to cardiac myocytes apoptosis and upregulation of several important factors, especially the stromal cell-derived factor-1 (SDF-1) chemokine. The increased levels of SDF-1 leads to homing of endogenous and bone-marrow derived progenitor cells including endothelial progenitor cells (EPCs) that play a pivotal role in angiogenesis (formation of blood vessels). The progenitor cells that express CXCR4 respond swiftly to an increased SDF-1 gradient. Although, progenitor cells present in the bone marrow do express CXCR4 receptors, they need to mobilize or egress into the blood stream to efficiently perform the cardiac repair. It has been suggested in prior publications that bone marrow progenitor cells become more responsive to SDF-1 over 4 to 7 days post MI, however, the local (heart organ) cardiac SDF-1 levels decline quickly within 4 to 7 days from the cardiac injury (MI) leading to ineffective prolonged homing of progenitor cells to the injured tissue.[17] Therefore, harvesting these potentially SDF-1 responsive, CXCR-4 expressing bone-marrow stem/progenitor cells, and infusing them locally (proximally) to the stunted or scarred cardiac tissue represents a logical and viable approach for cardiac regenerative therapy. Figure 2 represents an overview of the approach.


Cardiac Tissue
Occluded Artery
SDF-1 Upregulated
4 to 7 days
SDF-1 level decline
Cardiac myocyte death
Bone Marrow
4 to 7 days
Responsiveness to SDF-1
CXCR4 expression
Harvesting and processing of Bone marrow
Localized delivery to cardiac tissue

MI), endogenous mechanisms strive to prevent further cardiac damage and remodeling. The secreted SDF-1 increase the responsiveness of CXCR4-positive bone marrow progenitor cells, however, due to limited mobilization the effective repair does not take place. Harvesting, enriching and infusing potential progenitor cells is our approach for cardiac repair and regeneration.

The importance of the CXCR4/SDF-1 axis is unambiguous in the arena of regenerative medicine, and chemicals that interfere with this mechanism definitely impact the overall efficacy of the infused cellular product. Anticoagulants, a chemical added to bone marrow aspirate to prevent the formation of microthrombae, plays a crucial role in the overall efficacy of regenerative cell therapy. It is understood that the addition of any chemical entity in the presence of proteins or cells may have an effect on their structure or function or both. Heparins are the most commonly employed anticoagulants for bone marrow aspiration, and are reported to disrupt the pivotal CXCR4/SDF-1 axis[18] and immunomodulation.[19] Heparins have a high affinity for SDF-1 (K_d 22.7 nM), and bind to SDF-1 by electrostatic interactions that can inhibit its receptor (CXCR4) interactions.[16] The heparin-treated bone marrow cells become unresponsive due to inhibition of the CXCR4 receptor internalization that further blocks CXCR4 downstream signalling. The proposed inhibitory mechanism is summarized in figure 3.

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4 to 7 Bone Marrow days Responsiveness to SDF-‐1 CXCR4 expression Occluded Artery Cardiac myo-‐ cyte death 4 to 7 days SDF-‐1 level decline SDF-‐1 Upregulated Cardiac Tissue Localized delivery to cardiac tissue Harvesting and processing of Bone marrow September-‐‑2013 TotipotentRX Corporation © 2013 www.Totipo tentrx.com Figure 3: Heparin inhibition of CXCR-4/SDF-1 pathway. Under physiological conditions SDF-1 binds to its receptor, CXCR4 (I). The binding leads to receptor dimerization, internalization and initiates downstream signalling. Heparin can bind to SDF-1, (II), and can lead to reduced CXCR4 binding ability. Heparin can also bind directly to CXCR4 receptor, (III) and interfere with standard signalling pathways. It has also been reported that circulating VEGF levels, a potent pro-angiogenic factor, decrease by 93.2 + 5 % within 30 minutes of unfractionated heparin (UFH) therapy.22 The decrease in circulating VEGF levels could be due to sequestration of VEGF into the extracellular matrix. Moreover, heparins are associated with high rates of peri-procedural bleeding, which may be related to their inability to bind to clot-bound thrombin. Heparins can bind to platelet factor-4 in-vivo that may lead to formation of antibodies against the heparin/PF-4 complex and can cause heparin induced thrombocytopenia (HIT). Williams et al (2003) demonstrated that the presence of antibodies to the platelet factor-4/heparin complex serves as an independent predictor of myocardial infarction at 30 days in patients presenting with acute coronary ischemic syndromes. 21 Therefore, our first variable control that we have devised and utilized in the AMIRST procedure and combination product kit is a novel anticoagulation methodology utilizing a recently U.S. FDA approved short synthetic peptide that can keep the aspirated bone marrow in a non-coagulated state, during processing and infusion, without affecting the biological efficacy of cellular product. Another major factor that influences the potency of bone marrow derived cellular product is the processing technology employed to harvest the desired cellular fraction(s). Some scientists and clinicians suggest that different processing techniques utilized in bone-marrow processing, at least to some extent, are a plausible reason for conflicting and unpredictable results in clinical trials.22 It has been reported in the literature that efficacy and functionality of bone marrow derived cellular product is significantly influenced by various factors such as red blood cell contamination,23 content of apoptotic cells, washing steps, inclusion of neutrophils etc. Till date, most clinical and pre-clinical studies have used the Ficoll- paque density gradient method to extract the cell fraction enriched with mononuclear cells, and most recently the TIME randomized trial24 used such a combination of automation and Ficoll-paque and reported consistently low total nucleated cell recoveries. Manual cell preparation studies have reported that ficoll-paque methods result in a mere 15 to 30% recovery rates of bone-marrow mononuclear cells following a multi-hour laboratory processing requirement.25 The lower recovery rates of ficoll-paque may among others be a consequence of density- medium related cytotoxicity. Moreover, the manual ficollpaque method is highly user-dependent but should have been addressed in the automated approach used in the TIME study. This is likely another plausible reason for inconsistent results in clinical trials thus far. We have thus focused on critical variable number two by developing an automated chemical free “intelligent” cell-processing technology with Thermogenesis Corporation (USA) that yields reproducible cellular product and is independent of the user, assuming basic training. The method produces autologous BMCePC, without the addition of density grade medium, at the patient’s bedside in under 30 minutes. Additionally, a clinical team using the AMIRST approach is able to verify that the harvesting and processing steps have yielded the desired minimum cellular dose by employing our rapid bedside diagnostics. Handling time is a critical parameter in cellular therapy and the time interval between bone marrow aspiration and delivery of cellular product must be reduced. It has been suggested that bone marrow derived autologous cellular products prevent adverse cardiac remodelling by a synergy of mechanisms as described in figure 4. One of the crucial factors essential for a remodelling minimization effect is the mobility of progenitor cells. Following bone marrow harvesting the cell mobility declines over a period of time, a 57% decrease was observed between 24 and 48 hours after the harvest and a further 11% decline was noticed by 72 hours.26 Delivering the cellular product with a minimum interval lag time presents an ideal technology to the enthusiastic clinicians. Our point-ofcare technology can accomplish the complete procedure, from bone marrow harvest to infusion, in 60 minutes as shown in figure 5, thus minimizing any impact of time and environmental effects on the therapeutic cells. The final critical variable controlled in our treatment method is the utilization of an inherently cell friendly and endothelium safe intracoronary catheter designed to measure and control the impact of pressure, shear, and surface chemistry within the delivery lumen on the therapeutic cells. Most studies analyze the cellular viability, and fewer analyze the cellular potency of the cells pre- and post-traversing the catheter. The lack of attention given in previous cardiac therapies to the impact of such physical conditions has on the infusate,

SDF-‐1 CXCR-‐4 Heparin AKT BMC AKT BMC (I) (II) (III) AKT BMC September-‐‑2013 TotipotentRX Corporation © 2013 www.Totipo tentrx.com again opens the possibilities for highly unpredictable results. Our procedure utilizes a proprietary controlled process and device which minimizes and measures these critical variables. 4 SUMMARY In brief, we have developed a rapid bedside (point-of-care) method and technology for the aspiration, processing and infusion of BMCePC, as an adjuvant treatment in cardiovascular disorders – specifically primary acute myocardial infarction. The methodology employs a heparin-free bone marrow aspiration along with a user independent automated processing system to extract BMCePC rapidly in a point-of-care controlled environment. The technique overcomes current problems encountered in the field of cardiac regenerative medicine and provides the first combination product (both devices and therapeutic cells) for a rapid point-of-care technology of aspirating, isolating, and delivering of bone marrow derived progenitor cells and factors from the patient’s own body. The next steps will be to complete a randomized double blinded placebo controlled multi-centre Phase 1B trial in 30 patients. This study is anticipated to begin by January 2014. 5 EXPERT OPINIONS & FUTURE DIRECTIONS Dr. Vinay Sanghi, clinical investigator and lead interventional cardiologist on this case said “The field of progenitor/stem cell therapy for cardiac repair and regeneration has shown promising results in past decade, however, much more progress has to be made to make it a clinically viable option. Conducting such a point-of-care treatment on this subject was straightforward and very exciting for me as a practicing interventionalist. The safety and positive clinical benefits demonstrated in this single patient case study are most encouraging as we begin the double-blinded AMIRST study which will certainly provide statistically signficant insights.” Dr. Venkatesh Ponemone, Co-investigator of the study added: “Understanding the role and potential of bone-marrow derived stem cells will pave the path for cardiac regenerative medicine. As the cell therapy evolves from pre-clinical through clinical phases, development of reproducible point-ofcare integrated systems become absolutely necessary. The requirement of an integrated variable controlled disposable process is mandatory for moving these therapies form bench to bedside.” Kenneth L Harris, study director, noted that this case study affirmed that our integrated treatment platform (combination product) has appropriately considered the essential devices, diagnostics, cell formulations, and directions for use ensuring the treatment meets the objectives of providing a safe, effective, rapid, bedside therapy for treating low ejection fraction primary myocardial infarction. Since completing the treatment of this patient, we have further optimized the method for harvesting the stem cells, processing the stem cells, and testing the quality and quantity of the cells. We are enthusiastically looking forward to begin the randomized placebo control double blinded Phase 1B study in the coming few months where the latest improvements will be incorporated.

September-2013


Stem/Progenitor Cells
Endothelial and Smooth Muscle differentiation
Cardiomyocyte differentiation (direct and trans-) and fusion
Angiogenesis
Activation of CSC
Vasculogenesis
Paracrine Secretions
Cardiomyogenesis
Arteriogenesis
Cardiomyocyte proliferation
Reduced Cardiomyocyte Apoptosis and adverse remodelling

Figure 4: Schematic representation of proposed mechanisms that stem/progenitor cells recruit for cardiac repair and regeneration following myocardial infarction (MI). Intra-coronary (IC) delivery of stem/progenitor cells, upregulation of CXCR4 and egress of progenitor cells from the bone-marrow into the vascular bed to sustain repair and modulate inflammation.


AMIRST 60 MINUTE PROCEDURE - STEPWISE
1
2
3
4
5
6
7
8
9
8
9
8
9
8
Blue = OR Tech Steps
Red = Physician Steps
1 Sedation
2 Bone Marrow Aspiration (Harvesting)
3 Pre-Bone Marrow PC Count (Bedside Diagnostics)
4 Automated Cell Processing (Preparation of Cell Therapy)
5 Intra-Arterial Catheter Placement
6 Post-Count Progenitor Cell Diagnostics
7 Sterile Transfer of Cell Therapeutic
8 Delivery of Cell Dose #1, 2, 3, & 4
9 Resting Period

Figure 5: Schematic representation of the AMIRST treatment, achieving the optimal time for any bedside therapeutic in the heart catheterization procedure. Rapid point-of-care procedure for treating low LVEF STEMI patients

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7 ABOUT THE AUTHORS Vinay Sanghi is a Fellow in the American College of Cardiology; Mona Bhatia is a cardio-radiologist both Senior Clinical Consultants at Fortis Escorts Heart Institute, New Delhi and Clinical Investigators on this study. Venkatesh Ponemone is a Fellow in the American College of Gastroenterology and a coinvestigator; Dalip Sethi is a Senior Clinical Scientist at TotipotentRX Corporation, Los Angeles. Sheila Kar is a Fellow in the American College of Cardiology and former Clinical Chief of Cardiology at Cedars Sinai Medical Center, Los Angeles and an Assistant Professor of Medicine at the University of California, Los Angeles, and a member of the medical safety monitoring board for this study. Kenneth L Harris is the study director at TotipotentRX Corporation, Los Angeles. Upendra Kaul, Executive Director and Dean - Cardiology, Fortis- Healthcare is a co-investigator, and Ashok Seth, Chairman of Cardiac Sciences at Fortis-Healthcare, is the Principal Investigator. 8 REFERENCES [1] Bukhari S, Ponemone V, Harris K, et al. (2013) Safety and Efficacy of Autologous Bone Marrow Mononuclear Cells in Patients With Severe Critical Limb Ischemia (Manuscript under preparation) [2] Ponemone V, Gulati R, Sivilotti M, Mukerjee A, Dewan Y, Harris K, et al. (2012) Intrathecal administration of autologous bone marrow cells with 10% hematocrit – RBCs are clinically safe, Annual ISCT Meeting, Poster 116, Seattle, WA [3] Ponemone V, Gulati R, Sharma A, Bedi G, Hegde H, et al. (2012) Autologous bone marrow derived stem cell graft facilitates remodelling of non union fractures, Annual ISCT Meeting, Poster 191, Seattle, WA [4] Global status report on non-communicable diseases 2010, (2011) Geneva, World Health Organization [5] Global atlas on cardiovascular disease prevention and control, (2011) Geneva, World Health Organization [6] Fisher SA, Doree C, Brunskill SJ, et al. (2013) Bone marrow stem cell treatment for ischemic heart disease in patients with no option of revascularization: A systematic review and meta-analysis. PLoS One, 8, e64669 [7] Clifford DM, Fisher SA, Brunskill SJ, et al. (2012) Longterm effects of autologous bone marrow stem cell treatment in acute myocardial infarction: factors that may influence outcomes. PLoS One, 7, e37373 [8] Tuty Kuswardhani RA, Soejitno A. (2011) Bone marrowderived stem cells as an adjunctive treatment for acute myocardial infarction: a systematic review and metaanalysis, Acta Med Indones-Indones J. Intern. Med., 43, 168 [9] Williams AR, Hare JM. (2011) Mesenchymal stem cells: Biology, patho-physiology, translational findings, and therapeutic implications for cardiacdisease. Circ. Res., 109, 923 [10] Madonna R, Geng YJ, Caterina RD. (2009) Adipose tissuederived stem cells: characterization and potential for cardiovascular. Arterioscler Thromb Vasc Biol., 29, 1723 [11] Hayashi E, Hosoda T. (2013) Therapeutic application of cardiac stem cells and other cell types. BioMed Research International, 2013, Article ID 736815 [12] Burdon TJ, Paul A, Noiseux N, et al. (2011) Bone marrow stem cell derived paracrine factors for regenerative medicine: current perspectives and therapeutic potential. 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(2012) Heparin disrupts the CXCR4/SDF-1 axis and impairs the functional capacity of bone marrow-derived mononuclear cells used for cardiovascular repair, Circ Res., 111, 854 [19] De Vriese S, Mortier S, Lameire N, et al. (2001) Non Anticoagulant Effects of Heparin: Implications for Animal Models of Peritoneal Dialysis, Peritoneal Dialysis International, 21, Supplement 3 [20] Kapur NK, Shenoy C, Yunis AA, Mohammad NN, Wilson S, et al. (2012) Distinct effects of unfractionated heparin versus bivalirudin on circulating angiogenic peptides, PLoS One 7, e34344 [21] Williams RT, Damaraju LV, Mascelli MA, Barnathan ES, Sane DC, et al. (2003) Anti-Platelet factor 4/heparin antibodies: An independent predictor of 30-day myocardial infarction after acute coronary ischemic syndromes, Circulation, 107, 2307 [22] Seeger FH, Tonn T, Krzossok N, Zeiher A, et al. 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(2013) Progenitor cell therapy to treat acute myocardial infarction: The promise of highdose autologous CD34+ bone marrow mononuclear cells, Stem Cells International, 2013, Article ID 65848 September-‐‑2013 TotipotentRX Corporation © 2013 www.Totipo tentrx.com

9 ACKNOWLEDGMENTS We would like to acknowledge the scientific, clinical, and imaging support from the medical staffs at Fortis Escorts Heart Institute (New Delhi), Cedars Sinai Medical Center (Los Angeles), and Transcontinental Cardiovascular Core Lab (TC3) (San Francisco & Los Angeles). ———————————————— • Correspondence to: Kenneth Harris, TotipotentRX Corporation ken.harris@totipotentrx.com